Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended March 31

	2006	2005

Earnings before income from equity investees	$ 12,937	$ 9,146

Add back:
Fixed charges	$ 38,053	$ 29,213
Amortization of previously capitalized interest	1,082	911
Distributed income of Unconsolidated Joint Ventures	8,471	9,070

Deduct:
Capitalized interest	(1,973)	(2,377)
Preferred distributions	(615)	(615)

Earnings available for fixed charges and preferred dividends	$ 57,955	$ 45,348

Fixed Charges
Interest expense (1)	$ 34,283	$ 25,540
Capitalized interest	1,973	2,377
Interest portion of rent expense	1,182	681
Preferred distributions	615	615

Total fixed charges	$ 38,053	$ 29,213

Preferred dividends	6,003	6,150

Total fixed charges and preferred dividends	$ 44,056	$ 35,363

Ratio of earnings to fixed charges and preferred dividends	1.3	1.3

(1)	Interest expense for the quarter ended March 31, 2006 includes a $2.1 million charge in connection with the write-off of financing costs related to the pay-off of the loans on The Shops at Willow Bend.